Exhibit 99.1


ASML Selects Leader Koo as President, Track business

VELDHOVEN, The Netherlands, September 12, 2002 - ASML Holding NV (ASML) today announced that Leader Koo was appointed president of its Track business based in San Jose, California, effective August 2002.

Koo formerly served ASML as vice president, sales, Central / Western Region
- North America.

"As the industry moves to 100-nanometers and below, the value-add from ASML will come from combining our lithography and track solutions," said Stuart McIntosh, executive vice president, operations and president, lithography business, ASML. "With 18-years' experience working with both technology and customers, Leader is uniquely qualified to pilot our Track business into the future."

"ASML Track is strategically important as it complements the core lithography business. The company is committed to creating the conditions for success at ASML Track, " said Leader Koo, president, track business, ASML. "I am excited to take the helm at this important juncture in the history of the operation."

Leader Koo joined ASML in 1998 as part of its global account management team. His responsibilities included expanding the US customer base and building customer service. Prior to ASML, Koo worked at Texas Instruments' Systems Group for 14 years in management positions for development programs and production start-ups. He has a Bachelor of Science degree in mechanical engineering from the University of Texas.

ASML creates lithography equipment to print circuits on silicon wafers that become semiconductors or chips. ASML Track provides the systems that apply and develop photoresist on the surface of the wafer.

About ASML
ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. In the first half of 2002, the company reported net sales of EUR 823 million. ASML employs approximately 6,800 people in 50 locations throughout the world.